P.E. 1/26/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15006470

DIVISION OF
CORPORATION FINANCE

March 23, 2015

Act: 1934
Section:
Rule: 14a-8 (OD)
Public
Availability: 3-23-15

Thomas J. Lykos, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

Re: Tidelands Bancshares, Inc.
Incoming letter dated January 26, 2015

Dear Mr. Lykos:

This is in response to your letters dated January 26, 2015 and March 13, 2015 concerning the shareholder proposal you submitted to Tidelands Bancshares. We also have received a letter from Tidelands Bancshares dated February 11, 2015. On January 15, 2015, we issued our response expressing our informal view that Tidelands Bancshares could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Julian Hennig III
Nexsen Pruet, LLC
jhennig@nexsenpruet.com

THOMAS J. LYKOS, JR. *Fax Transmittal*

DATE: MARCH 13, 2015 FAX NUMBER I

TO: ADAM TURK, US SECURITIES AND EXCHANGE COMMISSION

RE: TIDELANDS BACSHARES, INC.

FAX: 202 772 9201

FROM: THOMAS LYKOS, JR.
FAX: 713-522-0282
PHONE: *** FISMA & OMB Memorandum M-07-16 ***

PAGES: 13 PAGES INCLUDING COVER COVER

Mr. Turk:
Thank you for your messages. I am sending Fax Number I to you which is the fax sent to Thomas Lyles on December 8, 2014 and the confirmation. Shortly thereafter you will receive Fax Number II which will contain: (i) the confirmation of the sending and delivery of Fax Number I to you; (ii) the receipt from the Post Office that demonstrates that the Certified Mail was to have been delivered on December 8, 2014; and (iii) a fax to a Board member of the Company, Mary Propes, with the fax confirmation and my notation of the time sent. It is important to note that the faxes sent to Mr. Lyles, Ms. Propes and you are from the same fax machine at my home and that fax machine has not been tampered with. This will be important as we try to determine the exact time and date of delivery to Mr. Lyles. I would note that the Company has never argued that it did not receive the fax on December, 8, 2014 at approximately 5:00 PM (CENTRAL). In any event, the document in Fax Number I was faxed and received on a timely basis to an active fax number at the Company based on information I had previously receive from the Company which is enclosed in the first email.

Given the Management's record of inaction other than to take measures to frustrate shareholder participation and deny shareholders their rights, I would urge that the SEC remove its no action letter in order to ensure that we have a right to be heard. I have informed the Board at its last board meeting, that I would withdraw and modify several of the proposals but as is usual, it has been several weeks and I have heard no response. My thought is that if you were to require that the current proposals be included they would be willing to consider the withdrawal of several of the proposals and the modification of others so that they would be included in the proxy.

Important Notice

This fax may contain CONFIDENTIAL or PRIVILEGED information. The information is intended only for the use of the individual or entity named on this fax transmittal. Any disclosure, distribution, reproduction or use of the information by any person other than the intended recipient is PROHIBITED. If you receive this fax in error, please notify us immediately. Thank you.

Thomas J. Lykos, Jr.

Confidential

Fax Transmittal

DATE: DECEMBER 8, 2014

TO: THOMAS H. LYLES, PRESIDENT AND CEO, TIDELANDS BANCSHARES, INC.

FAX: 843-513-1630

FROM: THOMAS J. LYKOS, JR.
FAX: 713-522-0282
PHONE: *** FISMA & OMB Memorandum M-07-16 ***

PAGES: 11 INCLUDING COVERCOVER

Dear Mr. Lyles:

This fax contains a copy of a shareholder proposals submitted and filed pursuant to the By- Laws of Tidelands Bancshares, Inc. Under separate cover, the proposals have been forwarded to the Company's Corporate Secretary and to you via certified mail, return receipt requested. The proposals are filed due to my personal ownership of shares in the Company. They are offered in a good faith effort to salvage an investment in the Bank and should in no way be construed as a commentary on any particular individual's stewardship of the Bank or the Company. That is an issue best left to the regulators.

My hope is to meet with the Board and come up with a solution to obviate the need to publish the proposals in the next proxy statement and related correspondence to the other shareholders prior to the next Annual Meeting as any legal expenses that you would incur would be better spent trying to reach a mutually beneficial resolution of the issues and concerns expressed in the proposals. Years of experience has taught me that the better solutions are arrived at in a collegial effort rather than a confrontational basis.

I have reason to believe that a significant number of shareholders would support a more proactive solution to the issues confronting the Company and the Bank. I look forward to speaking with you soon.

Important Notice

This fax may contain CONFIDENTIAL or PRIVILEGED information. The information is intended only for the use of the individual or entity named on this fax transmittal. Any disclosure, distribution reproduction or use of the information by any person other than the intended recipient is PROHIBITED. If you receive this fax in error, please notify us immediately. Thank you.

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THOMAS J. LYKOS, JR.

December 5, 2014

Delivered by Certified Mail
Return Receipt Requested

Corporate Secretary
Tidelands Bancshares, Inc.
875 Lowcountry Boulevard
Mount Pleasant, South Carolina 29464

Re: Shareholder Proposals to be presented at 2015 Annual Meeting of Tidelands Bancshares, Inc. Shareholders ("Tidelands" or "Company")

Dear Sir or Madam:

The undersigned shareholder of Tidelands Bancshares, Inc. ("Proposing Shareholder") entitled to vote at the 2015 Annual Meeting of the Company's Shareholders ("Annual Meeting"), are delivering this formal letter request and notice to the Company. This request and notice are made in accordance with the Company's Articles of Incorporation and Articles of Amendment ("Articles") and its Amended and Restated By-laws ("By-laws").

Pursuant to the Company's By-laws, the Proposing Shareholder desires to introduce certain shareholder proposals to the Company's shareholders as "business to be brought before the annual meeting," which are appropriate for consideration by all shareholders at the 2015 Annual Meeting. With regard to the Company's By-laws, please be advised that the information required by those subparagraphs is provided under the names of the signatory to this correspondence who is a "shareholder entitled to vote" and the material interest of such shareholder in such business relates directly to the Proposing Shareholder's ownership of 500 shares of common stock in the Company.

The Proposing Shareholder has an interest in the election of directors at the 2015 Annual Meeting through their direct and/or beneficial ownership of Company stock. Except as described herein, including the disclosures in the Attachment, none of the Shareholder Nominees will receive any compensation from the Proposing Shareholder or any of their affiliates in connection with any of the proposals set forth by the Proposing Shareholder or through any proxy solicitation.

Also pursuant to the Company's By-laws, the following Proposing Shareholder proposals ("Proposals") are to be included in the proxy and proxy materials (the "Proxy and Related Proxy Materials") provided to the Company's shareholders and placed on the agenda for adoption by the Company's shareholders at the 2015 Annual Meeting:

- A proposal to amend the Company's By-laws to reduce the number of Company directors to five directors and to require that four/fifths of the Company's Board is comprised of independent directors as determined by NASDAQ standards and requirements and the provisions of the Company's governing documents.

- A proposal that requires that the members of the Company's Compensation Committee to reduce the amount of the aggregate annual compensation of the three most highly compensated senior executive officers of the Company and/or Tidelands Bank ("Bank") by a minimum of 30%.

- A proposal to require all holders of the Company's options, deferred stock grants, and warrants, all vested and unvested options, vested and unvested deferred stock grants and any and all warrants to exercise these options on or before September 30, 2015 if they set to expire or be awarded on or before September 30, 2015.

- A proposal to provide for the creation of a special committee of the Board to be chaired by an Independent Member of the current Board and at least one other shareholder but no more than three shareholders who have no relationship with the Company other than their ownership of Company's shares. The special committee members should have expertise and experience in merger and acquisition transactions, equity and debt offerings and corporate restructurings. The purpose of this subcommittee will be to provide strategic options to the Company's Board and shareholders to be acted upon by the Board.

The specific language of the Proposals we request the Company to include in the Proxy and Related Proxy Materials are provided in the Attachment to this notice and are incorporated in to this notice to the Company's Secretary and are submitted pursuant to the procedures set forth in the relevant sections of the Company's Bylaws.

With regard to Shareholder Proposal 1, the election of five directors, pursuant to the Company's By-laws the Proposing Shareholder is "shareholder entitled to vote for the election of directors...." Proposing Shareholder therefore submits this formal written notice pursuant to the Company's By-laws.

Pursuant to the Company's By-laws, the class and number of shares of the Proposing Shareholder who intends to nominate the four current independent directors of the Board and one current inside director of the Company's Board ("Shareholder Director Nominees") identified in the Attachment to this Notice and incorporated herein.

Pursuant to the Company's By-laws, for the purpose of nominating the four independent director Nominees and one insider nominee, the Proposing Shareholder for the respective Shareholder Director Nominees "is a holder of record of shares entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in" this notice. The Proposing Shareholder requests that the Shareholder Director Nominees and the other Proposals be included in the Proxy sent to all of the Company's Shareholders as matters to be addressed at the 2015 Annual Meeting.

Pursuant to the Company's By-laws, the Proposing Shareholder represents that there are no arrangements or understandings between the shareholder and each nominee and any person or persons pursuant to which the nomination or nominations are to be made by the shareholder.

Pursuant to the Company's By-laws, the information required under the Company's By-laws is contained in pervious proxy materials provided by the Company to its shareholders and that document is incorporated by reference in this letter notice to the Corporate Secretary of the Company.

Pursuant to the By-Laws, the Proposing Shareholder provides below the information regarding the Shareholder Director Nominees responsive to the Company's By-laws and Item 22(b) of Schedule 14A as applicable. The representations of Proposing Shareholder pursuant to these requirements follow.

- Given their current service, it is assumed that the nominees consent to be named in the Company's proxy statement and proxy and to serve if elected.

- The Proposing Shareholder has not been involved in any legal proceeding during the last 10 years as specified in Item 401(k) of Regulation S-K.

- The Proposing Shareholder, to the best of its knowledge believes that the shareholder nominees continue to meet the director qualifications set forth in the Company's charter documents.

- The Proposing Shareholder, to the best of its knowledge, believe that the independent nominees continue to meet the objective criteria for "independence" under the applicable provisions of the Company's governing documents and the nominees are not "interested persons" of the Proposing Shareholder as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940.

- The Proposing Shareholder represents that there are no direct or indirect material interests in any contract or agreement between the Proposing Shareholder, the nominees and/or the Company or any affiliate of the Company.

- The Proposing Shareholder represents that there is no material pending or threatened litigation in which the shareholders and/or the shareholder nominees are a party or material participant that involves the Company and the Bank, their officers and directors or any affiliate of the Company and/or the Bank other than that which has been previously disclosed to the Company's shareholders.

- The Proposing Shareholder represents that there are no other material relationships between the Shareholder Nominees and/or the Company and/or the Bank and any affiliate of the Company and/or the Bank that has not been disclosed.

- In the event that any solicitations are made to support the Proposals, the Proposing Shareholders will make the solicitations itself or seek contributions from other shareholders inclined to support the Proposals. Such solicitations will be made in written correspondence or through oral communication.

- The Proposing Shareholder does not intend to engage third party contracts for making such solicitations.

- The total estimated amount to be expended on such solicitation is less than $10,000 and there have been no funds expended on solicitations to date.

- The cost of the solicitations is expected to be borne by the Company to the extent that the Proposals are included in the Proxy Materials to be disseminated by the Company. Otherwise, expenses will be borne by the Proposing Shareholder and perhaps other shareholders on a pro-rata basis.

- The Proposing Shareholder has an interest in the election of directors at the 2015 Annual Meeting through their direct and/or beneficial ownership of Company stock. Except as described herein, including that none of the Shareholder Nominees will receive any compensation from any Proposing Shareholder or any of its affiliates in connection with any proxy solicitation. The Shareholder Nominees have an interest in their election as directors at the Annual Meeting due to their ownership of Company Stock.

- The Proposing Shareholder has had no criminal convictions in the past ten years.

- The Proposing Shareholder, with the exception of the purchased its 500 shares of common equity in the last two years.

- The Proposing Shareholder is not and has not been within the past year a party to any contracts, arrangements or understandings with respect to the Company's securities and the terms of the contract, arrangement or understanding.

- The Proposing Shareholder represents that the ownership positions disclosed on the signature page represent its current beneficial ownership position and there are no other Company securities held by an associate.

- The Proposing Shareholder represents that it owns no ownership interest in any parent or subsidiary of the Company.

- The Proposing Shareholder represents that Item 404(a) of Regulation S-K does not apply.

- The Proposing Shareholder represents that there are no arrangements concerning future employment or transactions with the Company.

- The Proposing Shareholder represents that it has no substantial interest in the vote, either by securities holdings or otherwise, held by a party to an arrangement or understanding related to a director nominee.

The Proposals are designed to address shareholder concerns that have been long ignored by the current Board and the Company's executive management. Pursuant to the Company's By-Laws, the Proposing Shareholder requires that a vote by ballot be taken on all the Proposals before the Shareholders at the Annual Meeting. Further, at the Annual Meeting, the Proposing Shareholders urge the Company's Board, Corporate Secretary and executive officers to comply with all other the provisions of the Company's By-laws and Articles of Incorporation relevant to the consideration and vote upon the Proposals.

Please contact any of the undersigned should you require further information regarding the Proposing Shareholders submission of the Proposals and the Proxy Materials. The address for such purposes is: Thomas J. Lykos, Jr. *** FISMA & OMB Memorandum M-07-16 ***

Very truly yours,



Shareholder Name: Thomas J. Lykos, Jr. IRA Acct.
Shareholder Address: *** FISMA & OMB Memorandum M-07-16 ***
Ownership Interest: 500 shares
Class: Common
Principal Occupation: Investment Banker/Attorney

Attachment

ATTACHMENT

PURPOSE OF THE PROPOSALS TO BE CONSIDERED

The purpose of the Proposals to be considered at the 2015 Annual Meeting of the Company's Shareholders are set forth herein and include consideration of, and voting upon, the following items:

1. A shareholder proposal to amend the Company's By-laws to decrease the number of Board Members to five and require that the Board consist of four current independent directors and one inside director. The five director nominees to be proposed include: (a) four current independent directors including Larry W. Tarleton, Mary V. Propes, Alan D. Clemmons and John W. Gandy; and (b) one inside director, Thomas H. Lyles who is the current Chief Executive Officer of the Company. These directors will hold office until the 2016 Annual Meeting of the Company's shareholders and until their respective successors are duly elected and qualified.

2. A shareholder proposal to require the Company's Compensation Committee to reduce the aggregate annual compensation of the Company's and/or Bank's senior executive officers.

3. A shareholder proposal for the exercise of certain options, deferred stock grants and warrants by their holders on a date certain.

4. A shareholder proposal directing the Company's Board to establish a Special Committee to explore strategic options in an attempt to "save the Bank."

5. To transact any and all other business that may properly come before the 2015 Annual Meeting

Proposal 1: Shareholder Proposal to Amend the Company's By-laws and Reduce the Company's Board of Directors to consist of Five Members and Require a four fifths Majority of Independent Directors

The Company's Board of Directors consists of eight members. The Proposing Shareholders request that an amendment to the relevant sections of the Company's By-Laws be put on the agenda such that (i) only five current board members of the Board of Directors will be elected at the 2015 Annual General Meeting, or at any general meeting of shareholders called thereafter. Upon adoption of Proposal 1, a four fifths majority of the Company's directors must be independent directors under NASDAQ standards and requirements used for the determination of independent "directors" will be adopted and applied to the Company's Board. The proposed new provision of the Company's By-Laws shall replace the existing relevant By-laws in their entirety. The relevant provisions regarding the number of Directors to be elected pursuant to the Company's By-laws shall be deleted in its entirety and replaced by:

"The Company's charter documents are amended to reduce the number of directors of the corporation so that the number of directors shall number not less than one (1) or more than five (5). Four fifths of the corporation's directors shall consist of independent directors as that term is defined under NASDAQ requirements. The election of five current members of the Company's Board of Directors who will consist of four independent

directors and one inside director. The directors are to be elected on an individual basis and for a term of office of one year. For purposes of this provision, one year shall mean the period between two annual shareholder meetings."

The Proposing Shareholders reserves the right to solicit proxies for the election of any substitute nominees if the Company makes or announces an changes to its charter documents, the Company increases the number of Directors whose terms expire in 2015, the Company increases the size of its Board, or takes or announces any other action that has or if consummated would have the effect of disqualifying the Shareholder Nominees to the extent that this is not prohibited under the Company's charter documents and applicable law. The Shareholder Nominees would not be barred foam being considered independent shareholders under the independence requirements of the NASDAQ and the standards set forth under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended. Each Director Nominee has consented to being named in the Company's Proxy Statement and has agreed to serve if elected.

The Company's directors shall be elected by a plurality of the votes cast at the Annual Meeting. All other proposals will be adopted upon receiving the affirmative vote of the holders of a majority of the shares of Common Stock represented at the Annual Meeting, either in person or by Proxy.

The Proposing Shareholders recommend that the five (5) nominees include:

Larry W. Tarleton
Mary V. Propes
Alan D. Clemmons
John W. Gandy
Thomas H. Lyles

Proposal 2: Shareholder Proposal requiring the Compensation Committee to reduce the aggregate annual compensation of the aggregate annual compensation of certain of the Company's and/or Bank's senior executive officers.

The Proposing Shareholder requests the Company's Board reduce the overhead of the senior executive officers of the Company and or bank by at least 30 per cent. While the efforts to "weather the storm of the Great Recession" have been appreciated. The Company's and the bank's management has continued to draw relatively large annual compensation as the Bank continues to lose money and capital has dwindled to negative levels. There has been no return to shareholders who have patiently awaited a turn around and there has been no apparent attempt to increase shareholder value. Rather than undertake an imaginative effort to address the situation and perhaps save the bank from failure, the current team has apparently been comfortable in the role as caretaker until the FDIC "fails" the institution.

"RESOLVED, that the Company's shareholders urge the Board to direct the Compensation Committee of the Board to reduce the amount of the aggregate annual compensation of the three most highly compensated senior executive officers of the Company and /or the bank by a minimum of 30 percent. The shareholders direct the Board and the Compensation Committee to negotiate such reductions and provide a more incentive pay structure to be determined at their discretion in the event that the Bank and the Company resolves its TARP and Trust Preferred principal and interests payments to the satisfaction of the relevant regulatory agencies. The Shareholders recommend that part of any incentive based compensation be paid in cash and Company stock."

Proposal 3: Shareholder Proposal for the exercise of all vested and unvested options, vested and unvested deferred stock grants and any and all warrants set to expire or be awarded on or before December 30, 2015.

The Proposing Shareholder requests that the Board of Directors of the Company and the Bank adopt a policy that that applies to all current and former executive officers and directors of the Company and the Bank who hold options, deferred stock grants and warrants that are set to expire or be awarded on or before September 30, 2015 ("Holders").

"RESOLVED, the Company's shareholders urge the Board of Directors of the Company to prohibit the extension or modification of all vested an unvested options, vested and untested deferred stock grants and all warrants set to expire or be granted on or before September 30, 2015. The policy requires the Holders to exercise any and all of the Company's vested and unvested options, vested and unvested deferred stock grants and any and all warrants on or before September 30, 2015. In no event can the material terms, conditions and expiration dates of these options, deferred stock grants and award of warrants set to expire on or before September 30, 2015, be amended and/or extended beyond, re-issued or awarded to be effective after September 30, 2015."

Proposal 4: Shareholder Proposal for the formation of a Special Committee of the Board to explore Strategic Alternatives

The Proposing Shareholder requests the Board establish a Committee of the Board consisting of at least one Independent Director and one shareholder with the experience to offer strategic options to salvage the Bank. The Proposing Shareholder is aware of several attempts to provide alternatives to salvage the bank. At some point the interest of the management, Board and shareholders may become conflicted. The Proposing Shareholder believes a certain degree of objectivity, expertise and experience is required to determine if the situation at the bank can be salvaged an the best way for existing shareholders to participate in a restructuring of the holding Company and the Bank. There is a dire need for some innovative and independent thinking as the situation continues to deteriorate. To date, management and certain members of the Board appear to have resisted such alternatives. Am independent Committee of the Board consisting of knowledgeable shareholders will certainly have their interests more in line with the shareholders, some of which still patiently hold larger positions in the Company than certain Board members. It is time for the Board to actively establish a special Committee to actively explore strategic alternatives and solutions than to continue to allow management to oversee the further erosion of shareholder value. he Nominating Shareholders request that, shareholders vote, in an advisory manner to approve the executive compensation philosophy, policies and procedures employed by the Board and the compensation of the executive officers of the Company and the Bank.

"RESOLVED, that the Company's Board is directed to establish a Special Committee consisting of at least one independent board member and at least one shareholder but not more than three shareholders of common stock who are with 90 days of the Special Committees formation to report on strategic alternatives to the Board and shareholders. The shareholder or shareholders who will be appointed to the special committee with the independent board member will have no relationship with the Bank or the Company other than their ownership of company stock. The shareholder members of the special committee shall be selected due to their experience, expertise and knowledge of debt and equity placements, mergers and acquisitions and corporate restructurings."

THOMAS J. LYKOS, JR. *Fax Transmittal*

DATE: MARCH 13, 2015 FAX NUMBER II

TO: ADAM TURK, US SECURITIES AND EXCHANGE COMMISSION

RE: TIDELANDS BACSHARES, INC.

FAX: 202 772 9201

FROM: THOMAS LYKOS, JR.
FAX: 713-522-0282
PHONE: *** FISMA & OMB Memorandum M-07-16 ***

PAGES: 9 PAGES INCLUDING COVER COVER + 1 THE confirm to this email will come under separate FAX cover

Mr. Turk:

As promised, Fax Number II which contains: (i) the confirmation of the sending and receipt of Fax Number I to you (and my contemporaneous notation of the date and time); (ii) the receipt from the Post Office that demonstrates that the Certified Mail was to have been delivered on December 8, 2014; and (iii) a fax to a Board member of the Company, Mary Propes, with the fax confirmation and my contemporaneous notation of the date and time sent.

If you require a sworn affidavit I am prepared to file one Monday in this matter to verify my attempts to deliver this on a timey basis. It would be hard for the SEC, given its mission to deny one shareholder with years of experience in restructuring financial institutions and other shareholders who have contacted me a chance to save this financial institution from failure. I know others would join me in my efforts if given the chance. To foul us out on an alleged technicality by an entrenched management team seems unjust especially since this Board and management team collectively own less than 10 percent of the Company and control the employees ESOP. I request that FAXES Number I and II the accompanying cover memos be made a part of the SEC's permanent record on the Company.

Important Notice

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Date	Time	Type	Station ID	Duration	Pages	Result
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RIVER OAKS STATION
HOUSTON, Texas
170199998
4841490048-0095
12/05/2014 (800)275-8777 04:11:59 PM

Sales Receipt

Product Description	Sale Qty	Unit Price	Final Price
MOUNT PLEASANT SC 29464-3094			$1. 1
Zone-5			
First-Class Mail Large Env			
3.70 oz.			
Expected Delivery: Mon 12/08/14			
Return Rcpt (Green Card)			$2. 0
@@ Certified			$3. 0
USPS Certified Mail #:			
*** FISMA & OMB Memorandum M-07-16 ***			
Issue Postage:			$7. 1
MOUNT PLEASANT SC 29464-3094			$1. 1
Zone-5			
First-Class Mail Large Env			
3.40 oz.			
Expected Delivery: Mon 12/08/14			
Return Rcpt (Green Card)			$2. 0
@@ Certified			$3. 0
USPS Certified Mail #:			
*** FISMA & OMB Memorandum M-07-16 ***			
Issue Postage:			$7. 1
Total:			$15. 2
Paid by:			
Cash			$20. 0
Change Due:			-$4. 8

@@ For tracking or inquiries go to USPS.com or call 1-800-222-1811.

****
****

BRIGHTEN SOMEONE'S MAILBOX. Greeting cards available for purchase at

THOMAS J. LYKOS, JR.

Fax Transmittal

DATE: January 16, 2015

TO: Mary Propes

FAX: 843-216-8386

FROM: THOMAS LYKOS, JR.
FAX: 713-522-0282
PHONE: *** FISMA & OMB Memorandum M-07-16 ***

PAGES: 4 + cover = 5

I hate to add to your worries at this time but rather than mail you a letter, I thought it best to FAX. THE ATTACHED letter to your counsel WAS mailed yesterday via regular mail. I have also attached my cover memo to THOMAS Lyles that accompanied my December 5, 2014 Letter regarding my proposals (this is the last page of the fax).

I am aware that the Company goes to trial next week with Chip. I spoke to your counsel and explained to him that my goal WAS to remain neutral in order to remain objective in order to try to SAVE the Bank. I really do WISH that the Board would accept my offer of a meeting to WORK out a collegial resolution.

On a personal note, I have prayed for your health and strength and for your entire family - especially your husband. I miss seeing you and talking with you. I plan to come to Charleston later this month or in early February. God bless and keep you all.

Tom.

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[illegible] 16, 2015 [illegible]

Lykos copy

THOMAS J. LYKOS, JR.

January 15, 2015

To the Chairman and Board of Directors of Tidelands, Bancshares, Inc. ("Company")

Ladies and Gentleman:

Please excuse the informal nature of this letter. I have enclosed with this correspondence a response to the Company's counsel. The Company's December 23, 2014 No-action Request to the SEC can be construed as an attempt to deny your shareholders an opportunity to entertain proposals that are the first steps toward attempting to save the Bank. At this point, business as usual may amount to no more than "whistling past the graveyard." However, there is still time to take action and avoid the certain and severe consequences to the shareholders and especially to you and the management of the Company and Bank that will result from a government seizure.

Although my response to your counsel in the attached letter may seem stern, be assured that I offered the proposals in good faith and with no personal animus toward any individual at the Company or Bank. Perhaps more than most shareholders, I appreciate the challenges you have confronted over the last five and one half years. However, those challenges can be met with solutions should you provide me an opportunity to address you in person and explain the ways in which we can work together. I am speaking in my individual capacity as a shareholder and not as a representative of any firm or investment bank.

Again, I extend the offer to meet with the Board or a committee of the Board to address the affirmative steps that can be taken. Only though a collegial effort that directly confronts the situation at the Company and the Bank does any chance exist of avoiding the inevitable consequences of the Bank's failure. It is not in the best interests of any shareholder or the Board to adopt a confrontational approach or attitude. That was not my intent and I regret that the proposals may have been misperceived as a threat.

I look visiting with you soon.

Very truly yours,



Attachment

THOMAS J. LYKOS, JR.

January 15, 2015

Julian Henning III, Esq.
Nexsen Pruet
1230 Main Street
Suite 700
Columbia, South Carolina 29202

Re: Tidelands Bancshares, Inc. – Request for No-action Ruling

Dear Mr. Henning:

I am in receipt of your letter of December 23, 2014, to the United States Securities and Exchange Commission (hereinafter referred to as the "Correspondence" or "Request"). I would make several observations that may require a modification or withdrawal of the request for a No-action Ruling. Absent a modification or withdrawal, I will submit correspondence opposing the request to the Division of Corporate Finance and contact the Enforcement Division to voice my concerns over the Company's potential material omission of fact and misleading statement contained in the Correspondence.

First, as the Correspondence cites no substantive objections to the Proposals contained in my December 5, 2014 correspondence ("Proposals") to the Corporate Secretary of Tidelands Bancshares, Inc. ("Company"), it appears that the Company's only stated objections are the timely receipt of the Proposals. Mr. Lyles and his subordinates have (perhaps unintentionally) misled the Securities and Exchange Commission ("SEC") in an attempt to frustrate legitimate shareholder expressions of concern regarding the management of the Company and the Tidelands Bank ("Bank"). The Request represents management's determination to suppress the legitimate exercise of shareholder rights rather than address the subpar operating performance of the Company and Bank.

Second, the representation to the SEC that the Proposal was not received in a timely fashion is misinformed and a material omission of fact. My supposition is that Mr. Lyles failed to inform you that the records of the Company will reflect that the Proposals were received on December 8, 2014, on or about 6:00PM Eastern Daylight Savings Time. A search of the facsimile records of the Company will confirm the timely receipt of the Proposals. For your convenience, I have attached a copy of the Fax Cover Memo and that attachment.

Third, the Correspondence is misleading because the Company's position is that the exclusive means of delivery to "our principal executive offices by December 10, 2014," is via certified mail, return receipt requested. This is one method of delivery and by no means the exclusive method of transmittal. In fact, the language of the Prospectus states in pertinent part: "If shareholders wish a proposal to be included in our proxy statement and form of proxy relating to the 2015 annual meeting, they must deliver a *written copy* of their proposal to our executive offices no later than December 10, 2014."(emphasis added)

One wonders why the attached written copy was not brought to your attention sooner or alternatively, if it was, why it was not disclosed to the SEC. A facsimile of the Proposals satisfies the requirements you cited in the Correspondence and the Company's By-laws.

Given the performance of the Company and the Bank under the current management team, I would have preferred that the Board would be willing to discuss the Proposals rather than deny them a fair hearing based on a manufactured technicality. At a minimum, the Proposals should be allowed to be presented before the Company's shareholders for a vote. The Company controls the proxy process and has the opportunity in the proxy materials to express opposition and the rationale for its opposition to the Proposals to all shareholders.

However given the magnitude of management's potential exposure to federal and state bank and securities regulators and private litigants, I can appreciate and comprehend management's motives and measures to frustrate the legitimate exercise of shareholders' rights. Given the precarious financial position of the Bank and Company, my surmise is that a large percentage of the Company's shareholders (perhaps a majority) would also question the Company's determination to waste its meager financial resources to frustrate shareholder proposals that offer measured and long overdue changes at the Company. The expense associated with the Correspondence and the arguments and analysis contained therein do not represent an appropriate exercise of the fiduciary duties owed to all shareholders.

I had hoped that the Proposals and the rationale for these Proposals could be addressed in a collegial manner. That is still my preference even though it appears that the Company has determined to adopt a confrontational approach. As I have previously expressed to Mr. Lyles and others on the Board, I am prepared to meet at their earliest convenience to discuss the Proposals. I plan to correspond with the SEC in opposition to the Request and to pursue the presentation of the Proposals to the shareholders if: (i) the Company's Request is not modified or withdrawn and (ii) my request for a meeting is denied.

Very truly yours,



Attachment

cc: Board of Directors, Tidelands Bancshares, Inc. (without Attachment)

Thomas J. Lykos, Jr.

Confidential

Fax Transmittal

DATE: DECEMBER 8, 2014

TO: THOMAS H. LYLES, PRESIDENT AND CEO, TIDELANDS BANCSHARES, INC.

FAX: 843-513-1690

FROM: THOMAS J. LYKOS, JR
FAX: 713-522-0282
PHONE: *** FISMA & OMB Memorandum M-07-16 ***

PAGES: 11 INCLUDING COVERCOVER

Dear Mr. Lyles:

This fax contains a copy of a shareholder proposals submitted and filed pursuant to the By- Laws of Tidelands Bancshares, Inc. Under separate cover, the proposals have been forwarded to the Company's Corporate Secretary and to you via certified mail, return receipt requested. The proposals are filed due to my personal ownership of shares in the Company. They are offered in a good faith effort to salvage an investment in the Bank and should in no way be construed as a commentary on any particular individual's stewardship of the Bank or the Company. That is an issue best left to the regulators.

My hope is to meet with the Board and come up with a solution to obviate the need to publish the proposals in the next proxy statement and related correspondence to the other shareholders prior to the next Annual Meeting as any legal expenses that you would incur would be better spent trying to reach a mutually beneficial resolution of the issues and concerns expressed in the proposals. Years of experience has taught me that the better solutions are arrived at in a collegial effort rather than a confrontational basis.

I have reason to believe that a significant number of shareholders would support a more proactive solution to the issues confronting the Company and the Bank. I look forward to speaking with you soon.

Important Notice

THOMAS J. LYKOS, JR. *Fax Transmittal*

DATE: MARCH 13, 2015 FAX NUMBER III

TO: ADAM TURK, US SECURITIES AND EXCHANGE COMMISSION

RE: TIDELANDS BACSHARES, INC.

FAX: 202 772 9201

FROM: THOMAS LYKOS, JR.
FAX: 713-522-0282
PHONE: *** FISMA & OMB Memorandum M-07-16 ***

PAGES: 2 PAGES INCLUDING COVER COVER

Mr. Turk:

As promised, Fax Number III which contains: (i) the confirmation of the sending and receipt of Fax Number II to you (and my contemporaneous notation of the date and time); I request that FAXES Number I, II and III the accompanying cover memos be made a part of the SEC's permanent record on the Company.

Important Notice

HP Officejet Pro 8600 N911g Series

Fax Log for
PanopticStrategicAdvisors
713 522 0282
Oct 21 2000 1:28AM

11:55 AM
CST
March 13, 2015
[signature]

Last Transaction

Date	Time	Type	Station ID	Duration	Pages	Result
				Digital Fax		
Oct 21	1:24AM	Fax Sent	12027729201	3:23 N/A	9	OK

NEXSEN|PRUET

Julian Hennig III
Member
Admitted in SC

February 11, 2015

VIA EMAIL TO shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, NE
Washington, D.C. 20549

Re: Tidelands Bancshares, Inc. – Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling

Ladies and Gentlemen:

Charleston
Charlotte
Columbia
Greensboro
Greenville
Hilton Head
Myrtle Beach
Raleigh

On behalf of Tidelands Bancshares, Inc. (the "Company"), this letter is in response to Mr. Lykos' letter dated January 26, 2015 to the U.S. Securities and Exchange Commission ("SEC"), which was emailed to me by the SEC on February 9, 2015, in which he requests that the SEC reconsider its determination not to recommend an enforcement action if the Company omits his proposals from the Company's proxy materials. His letter to the SEC was accompanied by a copy of his letter to me dated January 15, 2015, in which he alleges that the Company received his proposals by fax transmission on December 8, 2015, which was before the deadline for submitting shareholder proposals to the Company.

Attached is a copy of my response letter to Mr. Lykos dated February 2, 2015 which explains that the Company disagrees with his contention that the fax constituted a timely and proper delivery of his proposals. Based upon the fax cover sheet which accompanied Mr. Lykos' January 15, 2015 correspondence, he faxed his proposals to a fax number of a former Chief Financial Officer of the Company whose employment with the Company terminated in June 2011. Since that date, that fax number has not been an official or monitored fax number for the Company or any officer of the Company. Mr. Lykos has provided the Company with no evidence of delivery of his alleged fax transmission, and I have been informed by the Company

1230 Main Street
Suite 700 (29201)
PO BOX 2426
Columbia, SC 29202
www.nexsenpruet.com

T 803.253.8202
F 803.727.1442
E JHennig@nexsenpruet.com
Nexsen Pruet, LLC
Attorneys and Counselors at Law

that the Company is unable to verify, retrieve, or print any facsimile transmission sent to that fax number.

For the reasons provided in my attached February 2, 2015 letter to Mr. Lykos, the Company maintains that Mr. Lykos' proposals are excludable from the Company's 2015 proxy materials under SEC Rules 14a-8(e) and 14a-8(f)(1). For your information, the Company's 2015 proxy materials will be printed on or about March 27, 2015.

Very truly yours,



Julian Hennig III

JH/jb

Enclosure

cc: Luna Bloom, U.S. Securities & Exchange Commission (via email)

Thomas J. Lykos, Jr. (via facsimile and Certified Mail – Return Receipt Requested)

Thomas H. Lyles, President & CEO of Tidelands Bancshares, Inc. (via email)

John D. Dalton, VP, Corporate Controller of Tidelands Bancshares, Inc. (via email)

NEXSEN|PRUET

Julian Hennig III
Member
Admitted in SC

February 2, 2015

VIA FACSIMILE - (713) 522-0282
AND CERTIFIED U.S. MAIL – RETURN RECEIPT REQUESTED

Mr. Thomas J. Lykos, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

Re: Tidelands Bancshares, Inc. (the "Company") – SEC No-Action Ruling

Dear Mr. Lykos:

Charleston
Charlotte
Columbia
Greensboro
Greenville
Hilton Head
Myrtle Beach
Raleigh

On behalf of the Company, this letter is in response to your letter to me dated January 15, 2015, in which you state that, in addition to mailing your shareholder proposal (the "Proposal") by U.S. mail on December 5, 2014, you faxed the Proposal to the Company on December 8, 2014, and that such facsimile transmission constituted a timely and proper delivery of the Proposal to the Company. It was only after receipt of your January 15, 2015 correspondence to me that the Company had notice that you attempted to send the Proposal by facsimile transmission. Your original correspondence that accompanied the Proposal that was delivered via U.S. mail made no mention that you had also attempted to submit the Proposal via fax. For the reasons provided below, the Company disagrees with your contention that the fax constituted a timely and proper delivery and maintains that the Proposal was received by the Company after the deadline for submitting shareholder proposals, and thus, is lawfully excludable from the 2015 Proxy Materials under SEC Rules 14a-8(e) and 14a-8(f)(1).[1]

Based upon the fax cover sheet enclosed with your January 15, 2015 correspondence, you faxed the Proposal to the fax number 843-513-1690. That fax number was the fax number of a former Chief Financial Officer of the Company whose employment with the Company terminated in June 2011. Since that date, that

[1] The Company believes that the Proposal also failed to satisfy other substantive requirements under Rule 14a-8 for inclusion in the 2015 Proxy Materials.

1230 Main Street
Suite 700 (29201)
PO BOX 2426
Columbia, SC 29202
www.nexsenpruet.com

T 803.253.8202
F 803.727.1442
E JHennig@nexsenpruet.com
Nexsen Pruet, LLC
Attorneys and Counselors at Law

fax number has not been an official or monitored fax number for the Company or any officer of the Company. At no time (until now) has the Company been informed of a third party attempting to send correspondence to the Company via that fax number. In fact, I have been informed by the Company that the Company is unable to verify, retrieve, or print any facsimile transmission sent to that fax number.

Rule 14a-8(e)(1) states that "[i]n order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery." In SEC Staff Legal Bulletin No. 14 (CF) (July 31, 2001), the SEC Staff also stated that "a shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices." You have provided the Company no such proof of delivery date.

In SEC Staff Legal Bulletin No. 14C (CF) (June 28, 2005), the SEC Staff provided guidance, that is directly on point to the circumstances of your Proposal, regarding the company facsimile number shareholder proponents should rely on when transmitting proposals:

> [I]f the shareholder proponent transmits the materials by facsimile, the shareholder proponent should ensure that he or she has obtained the correct facsimile number for making such submissions. For example, if the shareholder proponent obtains the company's facsimile number from a third-party website, and the facsimile number is incorrect, the shareholder proponent's proposal may be subject to exclusion on the basis that the shareholder proponent failed to submit the proposal or response in a timely manner. As such, shareholder proponents should use the facsimile number for submitting proposals that the company disclosed in its most recent proxy statement. In those instances where the company does not disclose in its proxy statement a facsimile number for submitting proposals, we encourage shareholder proponents to contact the company to obtain the direct facsimile number for submitting proposals and responses to notices of defects.

The fax number 843-513-1690 was not provided in the Company's proxy statement filed on April 9, 2014 as a method of delivering the Proposal.[2] The Company took no action that would indicate to its shareholders that 843-513-1690 would be an effective fax number. According to the Company, nowhere is this fax number currently listed or presented as an available fax number of the Company or the fax number for any

[2] SEC Staff Legal Bulletin No. 14 (CF) (July 13, 2001) provides that "the proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement." Again, the fax number 843-513-1690 does not appear anywhere in the Company's proxy statement.

officer of the Company. The number does not appear on the Company's website, and it is not listed in any of the Company's current materials, filings, or notices. If you had contacted the Company to inquire about the proper facsimile number, you would have been informed that 843-513-1690 was an improper number.

Based on the foregoing facts and circumstances, the Company does not consider your alleged December 8, 2014 fax as being timely or properly delivered to the Company. Accordingly, the Company maintains its position that the Proposal was not timely received, and thus, subject to exclusion from the 2015 Proxy Materials under Rule 14a-8(e) as described in the Company's No-Action request to the SEC.

Nevertheless, although the Company maintains its position that the Proposal may be lawfully excluded from the proxy materials, the Company, as a good faith gesture, accepts your request to meet with the Board of Directors of the Company (the "Board"). Thus, the Board invites you to attend a portion of its next Board meeting that is scheduled for February 23, 2015, at the Company's offices located at 840 Lowcountry Blvd., Mount Pleasant, S.C. At that meeting, you will have an opportunity to present your shareholder proposals to the Board. Mr. Lyles, the President and CEO of the Company, attempted to extend this invitation to you by telephone last week but was unsuccessful in his efforts to reach you at the phone number you provided in your correspondence. Therefore, please let this letter serve as the Company's invitation to you to attend a portion of its Board meeting on February 23, 2015.

We would appreciate it if you could inform Mr. Lyles as soon as possible whether you will attend the Board meeting on February 23, 2015. You may contact him by telephone at (843) 388-8433.

Very truly yours,



Julian Hennig III

JH/jb

cc: Thomas H. Lyles, President & CEO of Tidelands Bancshares, Inc. (via email)
John D. Dalton, VP, Corporate Controller of Tidelands Bancshares, Inc. (via email)

THOMAS J. LYKOS, JR.

January 26, 2015

Matt S. McNair, Special Counsel
Adam F. Turk, Attorney Adviser
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-4561
Mail Stop OCC/CF

Re: Tidelands Bancshares, Inc.
Incoming Letter from Nexsen Pruet dated December 23, 2014

Gentlemen:

This afternoon, I received your January 15, 2015 correspondence to Mr. Hennig regarding the Shareholder Proposals dated December 5, 2014, that were submitted to Tidelands Bancshares, Inc. I would ask that you reconsider the determination not to "recommend enforcement action to the Commission if Tidelands Bancshares omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2)" as stated in Mr. Turk's letter of January 15, 2015.

I would ask that you reconsider this recommendation because the December 23, 2015 letter from the Company to the SEC did not include the fact that an inspection of the Company's records would clearly demonstrate that a copy of the shareholder proposals had been received by the Company on December 8, 2014, and therefore was provided in a timely manner via a mode of correspondence provided for in the Company's By-laws. For your convenience I have enclosed my correspondence to Mr. Hennig. This correspondence provides a correction to the Company's statements to the Division of Corporation Finance regarding the timeliness of receipt and the method of transmittal of the shareholder proposals.

In addition, the shareholder proposals result from the Company's Board to fulfill its fiduciary duties to all shareholders and by doing so comply with the Written Agreement which the Board entered into over four years ago with the relevant federal and state banking regulators. The failure to respond to shareholder concerns and employ a technicality to avoid legitimate shareholder concerns coupled with the continued failure to comply with the Written Agreement argue in favor of a reconsideration of the Division's no action recommendation. If there exists a more compelling situation where rule 14a-8 should be invoked and applied to these proposals I have not encountered it in my many years as an attorney, securities and banking regulator, legislative counsel and investment banker.

Very truly yours,



Enclosure

THOMAS J. LYKOS, JR.

January 15, 2015

Julian Henning III, Esq.
Nexsen Pruet
1230 Main Street
Suite 700
Columbia, South Carolina 29202

Re: Tidelands Bancshares, Inc. – Request for No-action Ruling

Dear Mr. Henning:

I am in receipt of your letter of December 23, 2014, to the United States Securities and Exchange Commission (hereinafter referred to as the "Correspondence" or "Request"). I would make several observations that may require a modification or withdrawal of the request for a No-action Ruling. Absent a modification or withdrawal, I will submit correspondence opposing the request to the Division of Corporate Finance and contact the Enforcement Division to voice my concerns over the Company's potential material omission of fact and misleading statement contained in the Correspondence.

First, as the Correspondence cites no substantive objections to the Proposals contained in my December 5, 2014 correspondence ("Proposals") to the Corporate Secretary of Tidelands Bancshares, Inc. ("Company"), it appears that the Company's only stated objections are the timely receipt of the Proposals. Mr. Lyles and his subordinates have (perhaps unintentionally) misled the Securities and Exchange Commission ("SEC") in an attempt to frustrate legitimate shareholder expressions of concern regarding the management of the Company and the Tidelands Bank ("Bank"). The Request represents management's determination to suppress the legitimate exercise of shareholder rights rather than address the subpar operating performance of the Company and Bank.

Second, the representation to the SEC that the Proposal was not received in a timely fashion is misinformed and a material omission of fact. My supposition is that Mr. Lyles failed to inform you that the records of the Company will reflect that the Proposals were received on December 8, 2014, on or about 6:00PM Eastern Daylight Savings Time. A search of the facsimile records of the Company will confirm the timely receipt of the Proposals. For your convenience, I have attached a copy of the Fax Cover Memo and that attachment.

Third, the Correspondence is misleading because the Company's position is that the exclusive means of delivery to "our principal executive offices by December 10, 2014," is via certified mail, return receipt requested. This is one method of delivery and by no means the exclusive method of transmittal. In fact, the language of the Prospectus states in pertinent part: "If shareholders wish a proposal to be included in our proxy statement and form of proxy relating to the 2015 annual meeting, they must deliver a ***written copy*** of their proposal to our executive offices no later than December 10, 2014."(emphasis added)

One wonders why the attached written copy was not brought to your attention sooner or alternatively, if it was, why it was not disclosed to the SEC. A facsimile of the Proposals satisfies the requirements you cited in the Correspondence and the Company's By-laws.

Given the performance of the Company and the Bank under the current management team, I would have preferred that the Board would be willing to discuss the Proposals rather than deny them a fair hearing based on a manufactured technicality. At a minimum, the Proposals should be allowed to be presented before the Company's shareholders for a vote. The Company controls the proxy process and has the opportunity in the proxy materials to express opposition and the rationale for its opposition to the Proposals to all shareholders.

However, given the magnitude of management's potential exposure to federal and state bank and securities regulators and private litigants, I can appreciate and comprehend management's motives and measures to frustrate the legitimate exercise of shareholders' rights. Given the precarious financial position of the Bank and Company, my surmise is that a large percentage of the Company's shareholders (perhaps a majority) would also question the Company's determination to waste its meager financial resources to frustrate shareholder proposals that offer measured and long overdue changes at the Company. The expense associated with the Correspondence and the arguments and analysis contained therein do not represent an appropriate exercise of the fiduciary duties owed to all shareholders.

I had hoped that the Proposals and the rationale for these Proposals could be addressed in a collegial manner. That is still my preference even though it appears that the Company has determined to adopt a confrontational approach. As I have previously expressed to Mr. Lyles and others on the Board, I am prepared to meet at their earliest convenience to discuss the Proposals. I plan to correspond with the SEC in opposition to the Request and to pursue the presentation of the Proposals to the shareholders if: (i) the Company's Request is not modified or withdrawn and (ii) my request for a meeting is denied.

Very truly yours,



Attachment

cc: Board of Directors, Tidelands Bancshares, Inc. (without Attachment)